

ANGLO AMERICAN



05005907

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk



RECEIVED
FEB 18 2005
185

1 February, 2005

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of shareholdings in Anglo American plc dated 1 February 2005.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

PROCESSED
FEB 23 2005
THOMSON
FINANCIAL

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("ORDINARY SHARES")

Notifications pursuant to sections 198(1) and 202(4) of the Companies Act 1985

We received notification on 1 February 2005, that Old Mutual plc's (the parent company of a number of life assurance, banking and asset management operations) interest in Anglo American plc Ordinary Shares has increased from 8.90% to 9.13%.

Company	Registered Holder	Number of Shares Held	Percent
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	71,525,579	4.79
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Rodina Investments (Pty) Ltd	3,641,200	0.24
Coronation Fund Managers (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	1,800	0.00
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	4,237	0.00
Prudential Portfolio Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	189,808	0.01
Investec Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	295,193	0.02
Polaris Capital (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	229,041	0.02
Stanlib Asset Management Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	713,895	0.05
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trust (SA)	3,863,249	0.26
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (managed fund client assets)	33,632,006	2.25
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	37,126	0.00
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,417,070	0.09
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	80,398	0.01
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Portfolio Holdings (Namibia) (Pty) Ltd	53,814	0.00
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Manager (Namibia) Ltd (Managed fund client assets)	1,514,007	0.10
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Funds	902,767	0.06
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	2,059,057	0.14
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	689,767	0.05
Mutual & Federal Limted	Mutual & Federal Limited	2,834,872	0.19
Old Mutual Asset Managers Ltd	HSBC Global Custody Nominee (UK) Ltd	16,488	0.00
Quantative Asset Management	ABSA Nominees	56,201	0.00
Quantative Asset Management	Nedbank Nominees Ltd	147,038	0.11

Quantative Asset Management	Standard Bank Nominees Limited	3,112,411	0.21
Syfrets Securities	Syfrets Securities Nominees (Pty) Ltd	57,744	0.00
NIB Collective Investment Schemes	Nedcor Bank Nominees	3,866,486	0.26
NIB Securities	NIB IPS Nominees (Pty) Ltd	77,301	0.01
BOE Personal Stockbrokers	BNS Nominees	2,956,363	0.20
Old Mutual (STRAC)	Nedcor Bank Nominees	3,006	0.00
BOE Private Clients	Nedbank Nominees Limited	1,479,634	0.10
BOE Private Clients	Registered Own Name	15,957	0.00
BOE Private Clients (NTRAC)	Nedcor Bank Nominees	711,416	0.05
BOE Fiduciary	Nedcor Bank Nominees	85,930	0.01
Clay Finlay Ltd	Clients of Clay Finlay Ltd	136,950	0.01
	Total	136,407,811	9.13

N Jordan
Secretary
1 February 2005

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("ORDINARY SHARES")

Notifications pursuant to sections 198(1) and 202(4) of the Companies Act 1985

We received notification on 1 February 2005, that Old Mutual plc's (the parent company of a number of life assurance, banking and asset management operations) interest in Anglo American plc Ordinary Shares has increased from 8.90% to 9.13%.

Company	Registered Holder	Number of Shares Held	Percent
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	71,525,579	4.79
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Rodina Investments (Pty) Ltd	3,641,200	0.24
Coronation Fund Managers (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	1,800	0.00
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	4,237	0.00
Prudential Portfolio Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	189,808	0.01
Investec Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	295,193	0.02
Polaris Capital (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	229,041	0.02
Stanlib Asset Management Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	713,895	0.05
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trust (SA)	3,863,249	0.26
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (managed fund client assets)	33,632,006	2.25
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	37,126	0.00
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,417,070	0.09
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	80,398	0.01
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Portfolio Holdings (Namibia) (Pty) Ltd	53,814	0.00
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Manager (Namibia) Ltd (Managed fund client assets)	1,514,007	0.10
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Funds	902,767	0.06
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	2,059,057	0.14
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	689,767	0.05
Mutual & Federal Limted	Mutual & Federal Limited	2,834,872	0.19
Old Mutual Asset Managers Ltd	HSBC Global Custody Nominee (UK) Ltd	16,488	0.00
Quantative Asset Management	ABSA Nominees	56,201	0.00
Quantative Asset Management	Nedbank Nominees Ltd	147,038	0.11

Quantative Asset Management	Standard Bank Nominees Limited	3,112,411	0.21
Syfrets Securities	Syfrets Securities Nominees (Pty) Ltd	57,744	0.00
NIB Collective Investment Schemes	Nedcor Bank Nominees	3,866,486	0.26
NIB Securities	NIB IPS Nominees (Pty) Ltd	77,301	0.01
BOE Personal Stockbrokers	BNS Nominees	2,956,363	0.20
Old Mutual (STRAC)	Nedcor Bank Nominees	3,006	0.00
BOE Private Clients	Nedbank Nominees Limited	1,479,634	0.10
BOE Private Clients	Registered Own Name	15,957	0.00
BOE Private Clients (NTRAC)	Nedcor Bank Nominees	711,416	0.05
BOE Fiduciary	Nedcor Bank Nominees	85,930	0.01
Clay Finlay Ltd	Clients of Clay Finlay Ltd	136,950	0.01
	Total	136,407,811	9.13

N Jordan
Secretary
1 February 2005

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("ORDINARY SHARES")

Notifications pursuant to sections 198(1) and 202(4) of the Companies Act 1985

We received notification on 1 February 2005, that Old Mutual plc's (the parent company of a number of life assurance, banking and asset management operations) interest in Anglo American plc Ordinary Shares has increased from 8.90% to 9.13%.

Company	Registered Holder	Number of Shares Held	Percent
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	71,525,579	4.79
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Rodina Investments (Pty) Ltd	3,641,200	0.24
Coronation Fund Managers (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	1,800	0.00
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	4,237	0.00
Prudential Portfolio Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	189,808	0.01
Investec Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	295,193	0.02
Polaris Capital (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	229,041	0.02
Stanlib Asset Management Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	713,895	0.05
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trust (SA)	3,863,249	0.26
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (managed fund client assets)	33,632,006	2.25
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	37,126	0.00
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,417,070	0.09
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	80,398	0.01
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Portfolio Holdings (Namibia) (Pty) Ltd	53,814	0.00
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Manager (Namibia) Ltd (Managed fund client assets)	1,514,007	0.10
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Funds	902,767	0.06
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	2,059,057	0.14
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	689,767	0.05
Mutual & Federal Limted	Mutual & Federal Limited	2,834,872	0.19
Old Mutual Asset Managers Ltd	HSBC Global Custody Nominee (UK) Ltd	16,488	0.00
Quantative Asset Management	ABSA Nominees	56,201	0.00
Quantative Asset Management	Nedbank Nominees Ltd	147,038	0.11

Quantative Asset Management	Standard Bank Nominees Limited	3,112,411	0.21
Syfrets Securities	Syfrets Securities Nominees (Pty) Ltd	57,744	0.00
NIB Collective Investment Schemes	Nedcor Bank Nominees	3,866,486	0.26
NIB Securities	NIB IPS Nominees (Pty) Ltd	77,301	0.01
BOE Personal Stockbrokers	BNS Nominees	2,956,363	0.20
Old Mutual (STRAC)	Nedcor Bank Nominees	3,006	0.00
BOE Private Clients	Nedbank Nominees Limited	1,479,634	0.10
BOE Private Clients	Registered Own Name	15,957	0.00
BOE Private Clients (NTRAC)	Nedcor Bank Nominees	711,416	0.05
BOE Fiduciary	Nedcor Bank Nominees	85,930	0.01
Clay Finlay Ltd	Clients of Clay Finlay Ltd	136,950	0.01
	Total	136,407,811	9.13

N Jordan
Secretary
1 February 2005

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("ORDINARY SHARES")

Notifications pursuant to sections 198(1) and 202(4) of the Companies Act 1985

We received notification on 1 February 2005, that Old Mutual plc's (the parent company of a number of life assurance, banking and asset management operations) interest in Anglo American plc Ordinary Shares has increased from 8.90% to 9.13%.

Company	Registered Holder	Number of Shares Held	Percent
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	71,525,579	4.79
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Rodina Investments (Pty) Ltd	3,641,200	0.24
Coronation Fund Managers (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	1,800	0.00
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	4,237	0.00
Prudential Portfolio Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	189,808	0.01
Investec Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	295,193	0.02
Polaris Capital (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	229,041	0.02
Stanlib Asset Management Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	713,895	0.05
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trust (SA)	3,863,249	0.26
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (managed fund client assets)	33,632,006	2.25
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	37,126	0.00
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,417,070	0.09
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	80,398	0.01
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Portfolio Holdings (Namibia) (Pty) Ltd	53,814	0.00
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Manager (Namibia) Ltd (Managed fund client assets)	1,514,007	0.10
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Funds	902,767	0.06
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	2,059,057	0.14
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	689,767	0.05
Mutual & Federal Limted	Mutual & Federal Limited	2,834,872	0.19
Old Mutual Asset Managers Ltd	HSBC Global Custody Nominee (UK) Ltd	16,488	0.00
Quantative Asset Management	ABSA Nominees	56,201	0.00
Quantative Asset Management	Nedbank Nominees Ltd	147,038	0.11

Quantative Asset Management	Standard Bank Nominees Limited	3,112,411	0.21
Syfrets Securities	Syfrets Securities Nominees (Pty) Ltd	57,744	0.00
NIB Collective Investment Schemes	Nedcor Bank Nominees	3,866,486	0.26
NIB Securities	NIB IPS Nominees (Pty) Ltd	77,301	0.01
BOE Personal Stockbrokers	BNS Nominees	2,956,363	0.20
Old Mutual (STRAC)	Nedcor Bank Nominees	3,006	0.00
BOE Private Clients	Nedbank Nominees Limited	1,479,634	0.10
BOE Private Clients	Registered Own Name	15,957	0.00
BOE Private Clients (NTRAC)	Nedcor Bank Nominees	711,416	0.05
BOE Fiduciary	Nedcor Bank Nominees	85,930	0.01
Clay Finlay Ltd	Clients of Clay Finlay Ltd	136,950	0.01
	Total	136,407,811	9.13

N Jordan
Secretary
1 February 2005

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("ORDINARY SHARES")

Notifications pursuant to sections 198(1) and 202(4) of the Companies Act 1985

We received notification on 1 February 2005, that Old Mutual plc's (the parent company of a number of life assurance, banking and asset management operations) interest in Anglo American plc Ordinary Shares has increased from 8.90% to 9.13%.

Company	Registered Holder	Number of Shares Held	Percent
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	71,525,579	4.79
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Rodina Investments (Pty) Ltd	3,641,200	0.24
Coronation Fund Managers (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	1,800	0.00
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	4,237	0.00
Prudential Portfolio Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	189,808	0.01
Investec Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	295,193	0.02
Polaris Capital (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	229,041	0.02
Stanlib Asset Management Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	713,895	0.05
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trust (SA)	3,863,249	0.26
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (managed fund client assets)	33,632,006	2.25
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	37,126	0.00
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,417,070	0.09
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	80,398	0.01
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Portfolio Holdings (Namibia) (Pty) Ltd	53,814	0.00
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Manager (Namibia) Ltd (Managed fund client assets)	1,514,007	0.10
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Funds	902,767	0.06
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	2,059,057	0.14
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	689,767	0.05
Mutual & Federal Limted	Mutual & Federal Limited	2,834,872	0.19
Old Mutual Asset Managers Ltd	HSBC Global Custody Nominee (UK) Ltd	16,488	0.00
Quantative Asset Management	ABSA Nominees	56,201	0.00
Quantative Asset Management	Nedbank Nominees Ltd	147,038	0.11

Quantative Asset Management	Standard Bank Nominees Limited	3,112,411	0.21
Syfrets Securities	Syfrets Securities Nominees (Pty) Ltd	57,744	0.00
NIB Collective Investment Schemes	Nedcor Bank Nominees	3,866,486	0.26
NIB Securities	NIB IPS Nominees (Pty) Ltd	77,301	0.01
BOE Personal Stockbrokers	BNS Nominees	2,956,363	0.20
Old Mutual (STRAC)	Nedcor Bank Nominees	3,006	0.00
BOE Private Clients	Nedbank Nominees Limited	1,479,634	0.10
BOE Private Clients	Registered Own Name	15,957	0.00
BOE Private Clients (NTRAC)	Nedcor Bank Nominees	711,416	0.05
BOE Fiduciary	Nedcor Bank Nominees	85,930	0.01
Clay Finlay Ltd	Clients of Clay Finlay Ltd	136,950	0.01
	Total	136,407,811	9.13

N Jordan
Secretary
1 February 2005